THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 51

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 31, 2004

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82-------------

Total of Sequentially Numbered Pages 51

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the three months ended March 31, 2004, as filed with the Chilean Superintendency of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.

Date: May 14, 2004 By: Claudia Quezada Romero (C.F.O.)

ASSETS
		mm	dd	yr	mm	dd	yr
		03	31	2004	03	31	2003
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		27,923,946			21,613,924
5.11.10.10 Available		403,913			348,491
5.11.10.20 Time deposits		0			0
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	1,378,128			1,343,564
5.11.10.50 Notes receivable (net)	5	1,739,776			2,454,116
5.11.10.60 Sundry debtors (net)	5	227,616			147,668
5.11.10.70 Related companies bills receivable and debtors	6	10,036,185			5,562,229
5.11.10.80 Inventories (net)	7	12,093,087			10,547,719
5.11.10.90 Recoverable taxes		841,438			444,729
5.11.20.10 Prepaid expenses	28	790,863			675,581
5.11.20.20 Deferred taxes		0			0
5.11.20.30 Other current assets	9	412,940			89,827
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	129,184,514			150,512,484
5.12.10.00 Land	10	38,852,603			45,423,106
5.12.20.00 Constructions and infrastructure works	10	56,374,899			65,893,966
5.12.30.00 Machinery and equipment	10	22,241,743			22,250,265
5.12.40.00 Other fixed assets	10	35,485,753			37,547,919
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	-23,770,484			-20,602,772
5.13.00.00 TOTAL OTHER ASSETS		23,241,306			23,764,571
5.13.10.10 Investments in related companies		1,177			0
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	12	14,742,712			15,931,167
5.13.10.40 Higher value of investments (less)	12	-36,859			-45,659
5.13.10.50 Long-term debtors	5	524,637			573,050
5.13.10.60 Long-term related companies bills receivable and debtors	6	0			0
5.13.10.65 Long-term deferred taxes	8	6,528,414			5,033,205
5.13.10.70 Intangible		10,657			11,809
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	13	1,470,568			2,260,999
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		180,349,766			195,890,979

LIABILITIES
		mm	dd	yr	mm	dd	yr
		03	31	2004	03	31	2003
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		46,082,619			56,292,068
5.21.10.10 Short-term bank and financial institutions obligations	14	4,450,983			23,020,686
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,502,737			1,396,226
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	27	24,682,591			25,974,554
5.21.10.80 Notes payable		175,232			294,075
5.21.10.90 Sundry creditors	29	1,198,383			1,273,732
5.21.20.10 A related company notes and accounts payable	6	10,159,912			2,169,547
5.21.20.20 Provisions	16	442,230			458,955
5.21.20.30 Withholdings		390,146			382,856
5.21.20.40 Income tax		164,260			215,457
5.21.20.50 Income received in advance	17	739,692			891,190
5.21.20.60 Deferred taxes	8	176,453			213,199
5.21.20.70 Other current liabilities		0			1,591
5.22.00.00 TOTAL LONG-TERM LIABILITIES		38,839,209			32,822,417
5.22.10.00 Bank and financial institutions obligations	15	16,829,986			8,115,202
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		10,700			245,532
5.22.40.00 Long-term sundry creditors	29	1,857,082			2,635,111
5.22.50.00 Long-term related companies note and account payable	6	16,997,750			17,217,743
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Other long-term liabilities		0			0
5.22.80.00 Others long-term liabilities	17	3,143,691			4,608,829
5.23.00.00 MINORITY INTEREST	18	20,346			76,829
5.24.00.00 TOTAL EQUITY		95,407,592			106,699,665
5.24.10.00 Paid-in capital	19	56,432,718			55,873,978
5.24.20.00 Capital revaluation reserves	19	-282,164			279,370
5.24.30.00 Share premium	19	28,720,307			28,721,736
5.24.40.00 Other reserves	19	-3,064,047			2,896,289
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	13,600,778			18,928,292
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	19	16,836,862			21,066,020
5.24.53.00 Accumulated losses (less)		0			0
5.24.54.00 Profits (losses) of the period	19	-3,236,084			-2,137,728
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accumulated deficit		0			0
5.20.00.00 TOTAL LIABILITIES		180,349,766			195,890,979
INCOME STATEMENT
		mm	dd	yr	mm	dd	yr
		03	31	2004	03	31	2003
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		-1,253,655			-928,455
5.31.11.10 TRADING MARGIN		6,463,098			6,905,152
5.31.11.11 Trading income		28,543,236			30,583,058
5.31.11.12 Operating cost (less)		-22,080,138			-23,677,906
5.31.11.20 Administration and sales expenses (less)		-7,716,753			-7,833,607
5.31.12.00 NON-TRADING INCOME		-1,923,795			-1,089,201
5.31.12.10 Financial income		23,255			14,568
5.31.12.20 Related companies investments profits		2			62
5.31.12.30 Other non-trading income	20	566,068			709,232
5.31.12.40 Related companies investments losses (less)					0
5.31.12.50 Amortization lower value of the investment (less)	12	-312,110			-339,388
5.31.12.60 Financial expenses (less)		-859,211			-939,090
5.31.12.70 Other non-operating expenses (less)	20	-1,055,438			-16,791
5.31.12.80 Price-level restatement	21	-218,160			51,837
5.31.12.90 Exchange rate differences	22	-68,201			-569,631
5.31.10.00 Profit before income tax and extraordinary items		-3,177,450			-2,017,656
5.31.20.00 Income tax	8	-61,449			-124,216
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		-3,238,899			-2,141,872
5.31.50.00 Minority interest		1,754			3,078
5.31.00.00 NET PROFIT (LOSS)		-3,237,145			-2,138,794
5.32.00.00 Amortization of higher value of investments	12	1,061			1,066
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		-3,236,084			-2,137,728

CASH FLOW STATEMENT - DIRECT
		mm	dd	yr	mm	dd	yr
		03	31	2004	03	31	2003
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		-3,447,420			-222,847
5.41.11.10 Collection from debtors from sales		34,299,758			36,207,856
5.41.11.20 Financial income received		11,220			14,568
5.41.11.30 Dividends and other distributions received		0			0
5.41.11.40 Other income received		56,733			106,543
5.41.11.50 Payments to suppliers and personnel (less)		-35,419,979			-35,611,037
5.41.11.60 Paid interest (less)		-771,758			-853,360
5.41.11.70 Paid income tax (less)		-312,167			-2,482
5.41.11.80 Other paid expenses (less)		-1,060,081			-21,653
5.41.11.90 Paid Value Added Tax and other similar (less)		-251,146			-63,282
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		1,487,877			-803,339
5.41.12.05 Placement of cash shares		0			0
5.41.12.10 Loans obtained		3,660,391			2,383,052
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		0			0
5.41.12.25 Other loans obtained from related companies		3,024,667			0
5.41.12.30 Other sources of financing		0			0
5.41.12.35 Payment of Dividends (less)		0			0
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		-5,197,181			-3,088,911
5.41.12.50 Payment of obligations with the public (less)		0			-97,480
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		0			0
5.41.12.60 Payment of other loans of related companies (less)		0			0
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		0			0
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		1,366,051			-606,440
5.41.13.05 Sale of Fixed Assets		3,172,978			0
5.41.13.10 Sale of permanent investments		0			667,188
5.41.13.15 Sale other investments		0			0
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		0			0
5.41.13.35 Addition of fixed assets (less)		-1,786,447			-12,749
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		-20,480			0
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			-1,260,879
5.41.13.65 Other investment disbursements (less)		0			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		-593,492			-1,632,626
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		4,316			141,372
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		-589,176			-1,491,254
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		992,990			1,839,645
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		403,814			348,391
FLOW - RESULT CONCILIATION
		mm	dd	yr	mm	dd	yr
		03	31	2004	03	31	2003
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		-3,236,084			-2,137,728
5.50.20.00 Profit or loss from disposal of assets		558,615			-570,838
5.50.20.10 (Profits) Loss from disposal of fixed assets		-490,754			-570,838
5.50.20.20 Profits on investments sale (less)		0			0
5.50.20.30 Loss on investments sale		0			0
5.50.20.40 (Profits) Loss on other assets sale		1,049,369			0
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		1,678,836			1,974,263
5.50.30.05 Depreciation of the period		1,364,899			1,829,421
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		-74,059			-321,632
5.50.30.20 Profits accrued from investments in Related Companies (less)		-2			-62
5.50.30.25 Loss accrued on investments in related companies		0			0
5.50.30.30 Amortization of lower value of investment		312,110			339,388
5.50.30.35 Amortization of higher value of investments (less)		-1,061			-1,066
5.50.30.40 Net Price-Level restatement		218,160			-51,837
5.50.30.45 Net exchange rate gains/losses		68,201			569,631
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		-211,605			-389,580
5.50.30.55 Other charges to results that do not represent cash flow		2,193			0
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		-592,308			66,041
5.50.40.10 Debtors from sales		45,766			35,695
5.50.40.20 Inventories		-564,472			-108,174
5.50.40.30 Other assets		-73,602			138,520
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		-1,854,725			442,337
5.50.50.10 Accounts payable related to operating results		-14,276			1,927,471
5.50.50.20 Payable interest		-1,169,623			2,780
5.50.50.30 Payable income tax (net)		10,239			82,699
5.50.50.40 Other accounts payable related with non-trading income		-62,970			-1,570,613
5.50.50.50 Payable V.A.T. And other similar (net)		-618,095			0
5.50.60.00 Minority Interest Profits (loss)		-1,754			3,078
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		-3,447,420			-222,847

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Chilean Superintendencia de Valores y Seguros, Superintendency of Securities and Insurance, registered the Company Supermercados Unimarc S.A., under Nro.447. In this way the Company be subjected to the control of this Superintendency.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the three-month comprised between January 01 and March 31, 2004 and 2003.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Superintendency of Securities and Insurance. Should any discrepancies occur, the regulations instructed by the Superintendency would prevail over the former ones.

(c) Bases of Presentation

For comparative purposes, the financial statements as of March 31, 2003 are presented updated by 0.0%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at March 31, 2004. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely -0.5% and 0.50% for the periods ended on March 31, 2004 and 2003 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of March 31, 2004 and 2003 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2004	2003
	(Chilean Pesos)
Unidad de Fomento	16,820.00	16,783.60
U.S. Dollar	616.41	731.56
Argentinean Peso	215.679	246.32

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of March 31, 2004 and 2003 the provisions for debtors from sales and notes receivable for a total amount of ThCh$ 484.003, and ThCh$ 339.847, respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin Nro.33 of the Colegio de Contadores de Chile A.G..

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets therefore, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of March 31, 2004 and 2003, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin No. 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998, and according to the provisions indicated in the circular letter Nro.1358 issued by the Chilean Superintendencia de Valores y Seguros, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Nro.60 of the Colegio de Contadores de Chile A.G. and to the circular letter Nro. 1466 of the Superintendencia de Valores y Seguros.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Superintendency of Securities and Insurance. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	03-31-2004			03-31-2003
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	98.0000	98.0000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
79.785.340-2	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9549	0.0000	99.9549	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
96.785.510-3	Inmobiliaria y Constructora S.A.	0.0000	0.0000	0.0000	51.08000
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000
03. ACCOUNTING CHANGES

During the three-month period comprised between January 1 and March 31, 2004 there have been no changes in the application of accounting principles as compared to the previous period.
04. NEGOTIABLE SECURITIES

As of March 31, 2004 and 2003, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	03-31-2004	03-31-2003

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current
	03-31-2004	03-31-2003	03-31-2004	03-31-2003		03-31-2004	03-31-2003	03-31-2004	03-31-2003
Debtors from sales	1,378,128	1,343,564	0	0	1,378,128	1,378,128	1,343,564	0	0
Estimation of bad debt	0	0	0	0	0	0	0	0	0
Notes receivable	2,223,779	2,790,599	0	0	2,223,779	1,739,776	2,454,116	0	0
Estimation of bad debt	0	0	0	0	484,003	0	0	0	0
Sundry debtors	227,616	147,668	0	0	227,7616	227,616	147,668	524,637	573,050
						Total long-term Debtors		524,637	573,050

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.

  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.

  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in UF. (Indexed Unit), therefore this is the method of index.

  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM	LONG-TERM
	03-31-2004	03-31-2003	03-31-2004	03-31-2003
88.541.600-4	Inversiones Errazuriz Ltda.	10,035,088	5,561,930	0	0
0-E	Multideal	717	299	0	0
94.510.000-0	Renta Nacional Seg.Generales S.A.	380	0	0	0
TOTALS	10,036,185	5,562,229	0	0

Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		03-31-2004	03-31-2003	03-31-2004	03-31-2003
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	0	26,699	0	0
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	340,825	403,522	16,997,750	17,217,743
0-E	Unitrade Interamericana	35,411	40,763	0	0
0-E	Puerta Grande	119,768	63,968	0	0
88.163.300-0	Inversiones Culenar S.A.	2,338,516	688,569	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	2,917,718	0	0	0
0-E	Compania Tauro S.A.	837,665	944,967	0	0
96.591.240-1	Gafonac S.A.	3,570,009	0	0	0
0-E	Capillitas	0	1,059	0	0
TOTALS		10,159,912	2,169,547	16,997,750	17,217,743

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	03-31-2004		03-31-2003
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Agricola Paredones S.A.	96.630.320-4	Comm. Adm.	Curr. Acct. Receivable	6,868	0	105,904	0
Agricola Pichilemu Ltda.	78.776.810-5	Comm. Adm.	Curr. Acct. Payable	103,906	0	86,969	0
Alimentos Nacionales S.A.	96.587.510-7	Shareholder	Debtors from sales	0	0	56,474	0
Cidef Comercial S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	3,917,065	0	2,609,180	0
	79.780.600-5	Comm. Adm.	Curr. Acct. Payable	3,987,964	0	212,523	0
	79.780.600-5	Comm. Adm.	Invoices payable	0	0	53,689	0
Comercial Cidef S.A.	96.622.770-2	Comm. Adm.	Debtors from sales	0	0	92,204	0
	96.622.770-2	Comm. Adm.	Curr. Acct. Payable	93,996	0	0	0
Corporacion de Inv. y Des. Financiero Cidef S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Payable	18,196,185	0	66,164	0
	96.923.970-1	Comm. Adm.	Invoices payable	0	0	108,339	0
	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	3,438,621	0	2,736,991	0
Esparragos de Valdivia S.A.	79.838.780-4	Comm. Adm.	Curr. Acct. Payable	0	0	136,023	0
Fruticola Nacional S.A.	79.804.350-1	Shareholder	Debtors from sales	201,527	0	402,212	0
	79.804.350-1	Shareholder	Curr. Acct. Receivable	3,869,469	0	0	0
Gafonac Ltda.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	298,730	0	137,954	0
	78.776.710-9	Comm. Adm.	Debtors from sales	0	0	1,079,254	0
	78.776.710-9	Comm. Adm.	Curr. Acct. Payable	270,330	0	453,373	0
Gafonac S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Payable	25,143,081	0	0	0
	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	9,692,763	0	0	0
Impresos Loma Blanca	96.574.110-0	Comm. Adm.	Invoices payable	0	0	138,395	0
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	198,413	0	0	33
Infonac S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	151,099	0	497,627	0
	96.524.230-9	Comm. Adm.	Curr. Acct. Payable	152,149	0	0	0
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Payable	2,896,175	0	0	0
	79.809.460-2	Comm. Adm.	Invoices payable	0	0	641,394	0
Interagro Comercio y Ganado S.A.	88.486.800-9	Affiliate	Debtors from sales	159,513	0	194,446	0
	88.486.800-9	Affiliate	Curr. Acct. Payable	1,525,480	0	2,779,691	0
	88.486.800-9	Affiliate	Curr. Acct. Receivable	1,729,482	0	1,456,117	0
Inversiones Culenar S.A.	88.163.300-0	Comm. Adm.	Curr. Acct. Payable	0	0	4,706,661	0
Inversiones Errazuriz Ltda.	88.541.600-4	Comm. Adm.	Curr. Acct. Receivable	16,864,568	0	16,534,512	0
	88.541.600-4	Comm. Adm.	Curr. Acct. Payable	11,939,734	0	15,278,512	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				03-31-2004		03-31-2003
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Inversiones Financieras S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	1,590,084	0	2,690,746	0
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Payable	0	0	772,960	0
Mercantil Cidef S.A.	96.680.010-0	Comm. Adm.	Invoices payable	0	0	152,938	0
	96.680.010-0	Comm. Adm.	Curr. Acct. Receivable	132,225	0	0	0
	96.680.010-0	Comm. Adm.	Curr. Acct. Payable	135,255	0	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Invoices payable	144,820	0	0	0
Puerta Grande S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	119,768	0	0	0
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	Shareholder	Curr. Acct. Payable	508,773	0	405,541	0
	94.716.000-1	Shareholder	Curr. Acct. Receivable	3,654,848	0	0	0
Salmones de Chile S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	1,715,373	0	1,411,903	0
	96.914.410-7	Comm. Adm.	Curr. Acct. Payable	1,715,373	0	1,831,858	0
Salmones y Pesquera Nacional S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable	167,546	0	479,946	0
	96.850.700-1	Comm. Adm.	Curr. Acct. Payable	166,261	0	85,106	0
	96.850.700-1	Comm. Adm.	Invoices payable	0	0	513,309	0
Sociedad Contractual Minera Cosayach I Region	96.630.310-7	Comm. Adm.	Curr. Acct. Payable	0	0	1,115,164	0
Sociedad Agricola Las Cruces S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Payable	230,628	0	0	0
	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	309,050	0	0	0
Sociedad Contractual Minera Cosayach I Region	96.630.310-7	Comm. Adm.	Curr. Acct. Receivable	0	0	1,247,660	0
Sociedad Inversiones Financieras Ltda.	79.902.880-8	Comm. Adm.	Curr. Acct. Payable	1,591,635	0	3,757,902	0
Compania Tauro S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	837,665	0	944,966	0
UMS S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	217,967,728	0	4,741,767	0
	96.509.820-8	Comm. Adm.	Curr. Acct. Payable	28,250,415	0	2,210,288	0
	96.509.820-8	Comm. Adm.	Invoices payable	12,380,477	0	3,612,935	0
Unitrade Interamericana S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	0	0	40,763	0
Vinedos Errazuriz Ovalle S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	256,529	0	0	0
	96.822.650-9	Comm. Adm.	Debtors from sales	0	0	326,803	0
	96.822.650-9	Comm. Adm.	Curr. Acct. Payable	255,088	0	0	0
Renta Seguros Generales S.A.	94.510.000-1	Comm. Adm.	Curr. Acct. Receivable	3,732,383	0	0	0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	242,460	0	0	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				03-31-2004		03-31-2003
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	831,250	0	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable	144,820	0	0	0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Payable	242,563	0	0	0
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Payable	831,250	0	0	0
Supermercados Hipermac S.A.	64.874.443-9	Comm. Adm.	Curr. Acct. Receivable	0	0	2,382,942	0
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	0	0	11,062,543	0
Administradora y Servicios Unimarc S.A.	96.798.240-7	Comm. Adm.	Curr. Acct. Receivable	0	0	278,985	0
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	0	0	1,102,322	0
Empresa de Gestion y Administracion S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	0	0	273,112	0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	0	0	129,331	0
Ingenac S.A.	86.998.400-0	Comm. Adm.	Curr. Acct. Receivable	0	0	165,886	0
Seguridad Industrial S.A.	96.974.850-9	Comm. Adm.	Debtors from sales	0	0	104,556	0
Administradora de Supermercados S.A.	86.360.500-8	Comm. Adm.	Curr. Acct. Payable	0	0	9,605,087	0
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Payable	0	0	8,810,067	0
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Payable	0	0	641,103	0
Gafonac S.A.	96.591.240-1	Comm. Adm.	Invoices payable	0	0	418,355	0
Emp. de Gestion y Administracion S.A.	96.898.490-K	Comm. Adm.	Invoices payable	0	0	175,465	0
Fruticola Viluco S.A.	78.724.830-6	Comm. Adm.	Invoices payable	0	0	106,145	0

07. INVENTORY

This item, as of March 31, 2004 and 2003, is structured as follows:

Items	2004	2003
	M$	M$

Inventories	12,087,564	10,505,690
Imports	5,523	42,029

Total	12,093,087	10,547,719

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deffered taxes, calculated according to like they are explained in the note 2 (m), ascending to an amount of active net of M$ 6,351,961 at March 31, 2004, and M$ 4,820,006 of active net at March 31, 2003, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	03-31-2004				03-31-2003
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	70,146	53,787	0	0	59,766	45,762	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	5,305	1,121	0	0	7,763	0	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	3,603	14,412	22,879	0	0	15,203	16,565	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	0	0	253,842	941,631	0	0	251,266	1,019,308
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	6,456	23,990	0	0	18,224	0	0	21,833
Tax losses of the period	0	0	0	0	0	0	0	0
Accumulated tax losses	29,720	7,206,202	0	0	0	5,764,686	0	0
Profit from leaseback difference	61,093	244,371	0	0	60,345	248,695	0	0
Prepaid expenses	0	0	84,402	3,568	0	0	91,466	0
Other liabilities	8,347	0	0	70,270	0	0	0	0
OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	0	0	0	0	0	0	0
TOTALS	184,670	7,543,883	361,123	1,015,469	146,098	6,074,346	359,297	1,041,141

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	03-31-2004	03-31-2003

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	301,848	-317,037
Tax benefits due to tax losses	-363,297	192,821
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	-61,449	-124,216

09. OTHER CURRENT ASSETS

As of March 31, 2004 and 2003, the following concepts are presented under this item:
Items	2004	2003
	M$	M$

Leasing and Insurance deferred VAT	15,735	13,631
Other	75,761	55,434
Deposits	309,388	0
Customer Duty	12,056	20,762

Total	412,940	89,827

10. FIXED ASSETS

Fixed Assets, as of March 31, 2004 and 2003, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2004 M$			2003 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	38,852,603	0	38,852,603	45,423,106	0	45,423,106
Construction and infrastructure works	56,374,899	-5,953,719	50,421,180	65,893,966	-6,173,117	59,720,849
Machinery and Equipment's equipment	22,241,743	-9,406,228	12,835,515	22,250,265	-7,216,156	15,034,109

Other Fixed Assets
Furniture and Fixtures	4,281,080	-2,272,455	2,008,625	4,280,659	-1,959,808	2,320,851
Facilities	10,311,734	-4,176,171	6,135,563	11,773,912	-3,537,673	8,236,239
Works in progress	1,787,656	0	1,787,656	1,969,843	0	1,969,843
Assets in Leasing	19,105,283	-1,961,911	17,143,372	19,523,505	-1,716,018	17,807,487
Sub-totals	35,485,753	-8,410,537	27,075,216	37,547,919	-7,213,499	30,334,420
Totals	152,954,998	-23,770,484	129,184,514	171,115,256	-20,602,772	150,512,484

Assets in Leasing

Leasing Company	Assets	Amount M$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	SM La Reina	1,552,028	174	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	27,786	13	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	44,676	13	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	155,777	13	10-04-05	US$+TIP
Cit Leasing Chile Ltda.	Computational Equipment	0	1	04-03-04	US$+TIP
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,159,951	261	05-12-25	UF+TIP
Deferred Profit Lease Back	SM La Florida	-1,796,845

Totals		17,143,373

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:

Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					31-03-04	31-03-03	31-03-04	3131-03-03	31-03-04	31-03-03	31-03-04	31-03-03	31-03-04	31-03-03	31-03-04	31-03-03	31-03-04	31-03-03
65.229.660-2	Organ. Tecnico Intermedio capac total	Chile	Ch$	0	42.0000	0.0000	2,801	0	5	2	-340	0	1,177	0	0	0	1,177	0
TOTAL													1,177	0	0	0	1,177	0

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA's financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA., the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664. (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	31-03-2004		31-03-2003
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	177,700	7,891,190	205,593	8,588,677
96.799.180-5	Inmobiliaria de Supermercados S.A.	112,638	5,594,351	112,644	6,045,204
88.627.400-9	Unimarc Abastecimientos S.A.	21,150	1,212,621	21,151	1,297,286
96.836.500-2	Inmobiliaria Las Tranqueras S.A.	35	0	0	0
87.678.300-2	Comercial S.M. Rancagua S.A.	587	44,550	0	0
Total		312,110	14,742,712	339,388	15,931,167
Higher Value
TAXPAYER NUMBER	COMPANY	03-31-2004	03-31-2003
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE
96.785.510-3	Inmobiliaria y Constructora S.A.	0	0	5	4,520
86.360.500-8	Adm. de Supermercados S.A.	1,061	36,859	1,061	41,139
	TOTAL	1,061	36,859	1,066	45,659

13. OTHER (Assets)

Other Long Term Assets

As of March 31, 2004 and 2003, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:
Items	2004	2003
	M$	M$

Warranties	259,140	299,785
Computational system project	414,670	887,972
Other Taxes to be recovered from Subsidiary in Argentina	588,955	793,891
Other long term assets	207,803	279,351

Total	1,470,568	2,260,999

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of March 31, 2004 and 2003, is the following:
TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		31-03-04	31-03-03	31-03-04	31-03-03	31-03-04	31-03-03	31-03-04	31-03-03	31-03-04	31-03-03	31-03-04	31-03-03	31-03-04	31-03-03
Short Term (code 5.21.10.10)
97.041.000-7	Bank Boston	0	16,309,667	0	0	0	0	0	0	0	0	0	0	0	16,309,667
96.621.750-2	Banco do Brasil	0	0	0	0	0	0	0	0	683,694	1,525,417	0	701,394	683,694	2,226,811
97.036.000-K	Banco Santander Santiago	0	0	0	0	0	0	0	0	0	0	1,057,826	1,114,818	1,057,826	1,114,818
97.051.000-1	Banco del Desarrollo	2,515,600	2,666,906	0	0	0	0	159,287	0	0	0	0	435,568	2,674,887	3,102,474
96.621.750-2	Banco Sudameris	0	0	0	0	0	0	0	77,898	0	0	0	0	0	77,898
96.621.750-2	Lloyds Bank	0	0	0	0	0	0	0	35,328	0	0	0	0	0	35,328
97.032.000-8	Bhif	0	0	0	0	0	0	0	0	0	69,025	0	0	0	69,025
96.621.750-2	Hispanoamericano	0	84,665	0	0	0	0	0	0	0	0	0	0	0	84,665
0-E	Export Import Bank	34,576	0	0	0	0	0	0	0	0	0	0	0	34,576	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,550,176	19,061,238	0	0	0	0	159,287	113,226	683,694	1,594,442	1,057,826	2,251,780	4,450,983	23,020,686
	Debt capital amount	2,545,800	19,016,647	0	0	0	0	159,287	113,226	682,216	1,504,088	1,056,593	2,243,095	4,443,896	22,877,056
	Avg. Annual Interest Rate	4.1	9.0	0	0	0	0	0	0	6.5	8	8	0
Long Term (Code 5,21,10,20)
97.032.000-8	Corp Banca	0	0	0	0	0	0	0	0	521,447	483,803	0	0	521,447	483,803
0-E	KfW	353,310	206,165	0	0	0	0	0	0	0	0	0	0	353,310	206,165
0-E	Export-Import Bank	0	159,810	0	0	0	0	0	0	0	0	0	0	0	159,810
0-E	Societe Generale	0	0	0	0	0	0	69,438	504,964	0	0	0	0	69,438	504,964
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	44,237	41,484	0	0	44,237	41,484
97.041.000-7	Bank Boston	2,514,305	0	0	0	0	0	0	0	0	0	0	0	2,514,305	0
97.032.000-8	BBVA	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0		0
	TOTALS	2,867,615	365,975	0	0	0	0	69,438	504,964	565,684	525,287	0	0	3,502,737	1,396,226
	Debt capital amount	2,807,345	289,830	0	0	0	0	60,338	250,011	548,747	505,434	0	0	3,416,430	1,045,275
	Avg. Annual Interest Rate	4.1	6.5	0	0	0	0	6,0	0	8.1	8	0	0

	Percentage of obligations in foreign currency (%)			70.9900

	Percentage of obligations in domestic currency (%)			29.0100

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of March 31, 2004 and 2003, is the following:
Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	U.F.	527,993	561,705	1,190,062	0	0	0	2,279,760	8.0	2,778,533
96.621.750-2	KfW	Dollars	463,741	463,741	927,483	2,086,841	0	10	3,941,806	4.3	5,083,701
96.621.750-2	Export Import Bank	Dollars	0	0	0	0	0	0	0	0	40,967
97.018.000-1	Scotiabank	U.F.	39,056	0	0	0	0	0	39,056	8.0	82,685
96.621.750-2	Societe Generale	Other currencies	103,526	147,892	143,270	0	0	0	394,688	13	129,316
97.041.000-7	Bank Boston	Dollars	2,465,640	2,465,640	5,243,396	0	0	0	10,174,676	4.04	0
TOTAL			3,599,956	3,638,978	7,504,211	2,086,841	0	0	16,829,986		8,115,202

Percentage of obligations in foreign currency (%)	86.2200

Percentage of obligations in domestic currency (%)	13.7800

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of March 31, 2004 and 2003, the breakdown of this item is the following:
Items	2004	2003
	M$	M$
Holidays Provisions	37,799	38,056
Expenses Provisions	1,007	56,250
Judgement Provisions	211,727	22,107
Other	191,697	342,542
Total	442,230	458,955
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2004, the amount to be accrued is shown under the item Income received in advance of current liabilities.
Items	Short-term		Long-term
	2004	2003	2004	2003
	M$	M$	M$	M$

Income received in advance (Hipermarc)	739,692	891,190	3,143,691	4,608,829

Total	739,692	891,190	3,143,691	4,608,829

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$20,346 and ThCh$76,829 as of March 31, 2004 and 2003, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2004	2003	2004	2003
	%	%	M$	M$
Administradora de Supermercados S.A.	0.06400	0.06400	6,154	6,161
Transportes Santa Maria S.A.	2.00000	2.00000	-4,677	-2,149
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,872	2,961
Unimarc Organizacion y Servicios S.A.	0.04500	0.04500	15,985	20,199
Inmobiliaria y Supermercados S.A.	0.00004	0.00004	9	10
Inmobiliaria y Constructora S.A.	0.00000	48.92000	0	49,643
Supermercados Hipermarc S.A.	0.00001	0.00001	3	4
Total			20,346	76,829

19. CHANGES IN EQUITY

The equity variations of the 2004 and 2003 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$1,186,874 and ThCh$475,325 (historic figure) as of March 31, 2004 and 2003 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Nro.64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

In execution of the Offices number 07981 of the Chilean Superintendency of Securities and Insurance, dated December 29, 2003 that it ordered the re-emission of new financial statements, was proceeded to make an adjustment as for the dividends paid with position to the exercise 2001. Statement adjusts consisted of assign them to the accumulated results of the same period.

On October 16, 2003 the Board of Directors agreed to approve the re-emission of the financial statements according to the order in Offices number 07981 of the Chilean Superintendency of Securities and Insurance and call to extraordinary meeting of shareholders in order to ratifying the adjustments of the financial statements.

19. CHANGES IN EQUITY Changes in Equity

31-03-2004										31-03-2003
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period
Opening Balance	56,432,718	0	28,864,630	-4,272,282	0	21,170,826	0	0	-4,249,357	55,873,978	0	28,578,842	2,408,920	0	22,561,023	0	0	-1,599,808
Distribution Previous Period	0	0	0	0	0	-4,249,357	0	0	4,249,357	0	0	0	0	0	-1,599,808	0	0	1,599,808
Final Dividend Previous Period	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capitalization of Profits and/or Reserves	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	1,186,874	0	0	0	0	0	0	0	0	475,325	0	0	0	0	0
Own Capital Revaluation	0	-282,164	-144,323	21,361	0	-84.607	0	0	0	0	0	142,894	12,044	0	104,805	0	0	0
Profit/Loss for the Period	0	0	0	0	0	0	0	0	-3,236,084	0	279,370	0	0	0	0	0	0	-2,137,728
Provisional Dividends	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Closing Balance	56,432,718	-282,164	28,720,307	-3,064,047	0	16,836,862	0	0	-3,236,084	55,873,978	279,370	28,721,736	2,896,289	0	21,066,020	0	0	-2,137,728
Updated Balances										55,873,978	279,370	28,721,736	2,896,289	0	21,066,020	0	0	-2,137,728

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	56,432,718		56,432,718

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of March 31, 2004 and 2003, the breakdown of this item is formed as follows

Other non-operating income

Items	2004 M$	2003 M$

Rentals	758	752
Cashier register overage	6,020	21,678
Other non-operating income	68,536	115,964
Profits from disposal of fixed assets	490,754	570,838
Total	566,068	709,232

Other non-operating expenses

Items	2004 M$	2003 M$

Penalties and sanctions	2,062	1,064
Other non-operating expenses	4,007	15,727
Loss from other assets sale	1,049,369	0

Total	1,055,438	16,791

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	03-31-2004	03-31-2003
Inventories		$0	0
Fixed assets		$-414,364	487,301
Investments in related companies		$-75,464	102,733
Other non-monetary assets		$-23,015	20,590
Accounts of expenses and costs		$0	108,192
Total (charges) credits		-512,843	718,816

LIABILITIES (CHARGES) / CREDITS
Equity		$489,733	-539,117
Accounts payable with related companies	$, UF	285	-2,297
Obligations with banks	UF	19,360	-11,781
Minority interest		$-141,269	180,910
Non-monetary liabilities	$, UF	-68,784	-174,448
Income account		$-4,642	-120,246
Total (charges) credits		294,683	-666,979
(Loss) Profit due to monetary correction		-218,160	51,837

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		03-31-2004	03-31-2003
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	353,361	0
Other non-monetary assets	US$	21,871	2,344
Accounts receivables with related companies	US$	0	164,046
Total (charges) credits		375,232	166,390
LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	-446,248	-388,033
Other non-monetary liabilities	US$	2,815	-16,844
Result from the translation of Argentinean Subsidiary	US$	0	-331,144
Total (charges) credits		-443,433	-736,021
(Loss) Profit due to monetary correction		-68,201	-569,631

23. CONTINGENCIES & RESTRICTIONS

    Direct commitments

a.1) Banco BBVA

As of Marzo 31, 2004, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the guaranties lodged to cover the already extinguished obligations. On the other hand, the bank must also release an attachment imposed on the Unimarc's supermarket in Manquehue street, as all of the pending obligations with this bank have been totally and fully satisfied through the payment of same in year 2003.

Notwithstanding the foregoing, at present there are several court cases between BBVA and companies of the Errazuriz Group, all of which filed by the Group against BBVA, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were sanctioned in favor of companies in the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).

    Claims being heard at an Arbitrating venue:

At present there are 29 claims - Arbitration Folders; each one bears the name Folder No. 01 though No. 29, plus one called Book and another one called Principal. The 29 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, sentence awarded.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, sentence awarded.

Folder No. 9, sentence awarded.

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, in a stage of summons to hear the final sentence.

Folder No. 14, in a stage of summons to hear the final sentence.

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, sentence awarded.

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, currently in the submittal of evidence stage.

Folder No. 22, currently in the submittal of evidence stage.

Folder No. 23, currently in the submittal of evidence stage.

Folder No. 24, currently in the submittal of evidence stage.

Folder No. 25, currently in the submittal of evidence stage.

Folder No. 26, currently in the submittal of evidence stage.

Folder No. 27, currently in the submittal of evidence stage.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,240,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest - between years 1990 and 1993 -, usually duplicates or triplicates de capital amounts claimed).

a.2) Banco Scotiabank SudAmericano

Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, in favor of a loan granted by Banco Scotiabank Sud Americano, the net accounting value of which is ThCh$499,969 through a loan which as of Marzo 31, 2004 amounts to ThCh$83,293.

a.3) Corp Banca

Mortgage guarantees over Supermercado Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,632,899, ThCh$2,698,385 and ThCh$1,168,717, respectively, for credits granted by Corp Banca which as of Marzo 31, 2004 amount to ThCh$2,801,207.

a.4) Banco del Desarrollo

As of Marzo 31, 2004, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,442,372 and ThCh$3,338,452, respectively, and the debt's value as of Marzo 31, 2004 amounts to ThCh$2,515,600.

a.5) Banco Santander Santiago

On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$10,795,669, and the debt's value as of Marzo 31, 2004 amounts to ThCh$1,057,826.

a.6) Banco BankBoston

As of the closing date of these financial statements, the capital credit as of March 31, 2004 in the amount of US$20,506,346.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis.

Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions, etceteras in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

a.7) Kreditanstalt für Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of Marzo 31, 2004, the short-term and long-term debts with KfW amount to US$7.0 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

    Guaranties received from third parties

    b.1) Banco Do Brasil

    In order to guarantee the credits granted by Banco Do Brasil, the related companies, Salmones y Pesquera Nacional S.A. (formerly Pesquera Nacional S.A.), Sociedad Contractual Minera Cosayach I Region and Pesquera Bahia Inglesa S.A., have mortgaged assets owned by them. The value of said debt, as of March 31, 2004 amounts to ThCh$683,694. The property lodged as collateral is: P.A.M. Javier; P.A.M. Matias; P.A.M. Carolina III; Estacamentos Kerima and La Palma.

    b.2) Banco BBVA

    Complementing the guaranty lodged by the affiliate company Transportes Santa Maria S.A., the related company Comercial Maule S.A., has pledged in favor of BBVA, a set of pick up trucks to guarantee the debt which Supermercados Unimarc S.A. kept with said institution. As of the date of issuance of these financial statements the debt with said financial institution is paid, therefore the guaranties should be released.

    Indirect commitments

    c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their capacity as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$45,556 and ThUS$65,000, respectively. The Company's guarantee was limited to ThUS$13,689 for the case of the 1994 credit, and ThUS$25,230 for the 1996 credit, limits which could be eventually incremented, in case of bankruptcy or liquidation of one or more of the other guarantors, upon the conclusion of the respective process that could be filed against same, and those other companies be liquidated.

    On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. report that there are pending appeals to the resolutions enacted by the Judge of the case in the United States. As of the closing date of these financial statements, we are awaiting the determination on the Consolidated Appeal by the Second Circuit.

    In the opinion of the lawyers of Inverraz Ltda., both the obligations rising from the 1994 loan contract and those rising from the 1996 loan contract have prescribed, in accordance with what the pertinent Chilean laws provide, and a lawsuit has been filed against the State Street Bank, in the 27th Civil Court of Santiago, Chile, case number. 5930-03, seeking the declaration of prescription of the aforementioned obligations.

    c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of March 31, 2004 amount to ThCh$6,933,639, the purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

    Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

    c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of March 31, 2004 amounts to ThCh$2,779,576.

    c.4) On December 22, 1983, the Company became guarantor of Holandaus NV for debts kept by same with BBVA. The undertaken asset is Supermercado Manquehue, the value of which is ThCh$1,769,761 as of March 31, 2004. The debt of Holandaus NV with BBVA has been fully paid and the guaranty should be released soon.

    c.5) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

    Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 366,051.5 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction of same for an amount which at present amounts to ARG$6,189,467.90 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge of same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment in kind for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). Therefore, the remaining balance of the obligation amounts to ThCh$455,025 (Chilean pesos), corresponding to ARG$2,109,736 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$ 3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered into with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) Export Import Bank

In August 1998, State Street Bank and Trust Company, the State Street Bank and Trust Company, granted financing to suppliers of Supermercados Unimarc S.A. in the amount of US$808,996.78. This financing had a credit insurance granted by the Export Import Bank (Eximbank) of the United States of America. Due to the foregoing, Eximbank paid the debt to the State Street Bank. At present the debt is structured and up-to-date. It is being served regularly. As of March 31, 2004, the outstanding balance including both capital and interest, amounts to ThCh$34,576.

d.5) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados S.A., mortgages the real estate known as Terreno Arturo Prat in Concepcion, which as of March 31, 2004 has an accounting value of ThCh$2,688,751, to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. and Corporacion de Inversiones y Desarrollo Financiero Cidef S.A., keep at present or may keep in the future with Corp Banca. The balance of these companies' debt as of March 31, 2004 amounts to ThCh$2,779,576 and ThCh$1,981,326, respectively.

d.6) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgages to Inmobiliaria y Constructora Nacional S.A. the real estates called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.7) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.8) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.9) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

d.10) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$211,727 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

f) Other contingencies

On February 21, 2003 an Extraordinary Shareholders' Meeting of company Supermercados Unimarc S.A. was held, the purpose of which was to issue an opinion regarding official letter 00154 dated January 08, 2003, issued by the Superintendency of Securities and Insurance (SVS), whereby the Company is instructed to adjust the financial information as of December 31, 2001, as well as to reissue the financial statements for the quarterly periods of year 2002, in order to include the adjustments and effects that have occurred. At that time, the shareholders' meeting junta approved the filing of an appeal of claim.

On August 21, 2003 the appeal of claim filed by the Company was sanctioned. In fact, the Seventh Courtroom of the Court of Appeals of Santiago decided not to sustain the appeal of claim filed by the Company against Ordinary Official Letter No. 09181, dated December 09, 2002, clarified through Ordinary Official Letter No. 00154, dated January 08, 2003, instructing adjustments to the financial information filed by the Company at the closing of the 2001 period. On October 16, 2003 the company submitted to the SVS the requested amendments.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	31-03-04	31-03-03	03-31-05	Assets	03-31-06	Assets	03-31-07	Assets
Corp Banca	S. Unimarc S.A.	NO	Mortgage	0	5,500,001	2,801,207	3,262,336	0	0	0	0	0	0

BHIF	S. Unimarc S.A.	NO	Mortgage	0	0	0	256,800	0	0	0	0	0	0

Scotiabank	S. Unimarc S.A.	NO	Mortgage	0	499,969	83,293	124,169	0	0	0	0	0	0

Santiago	S. Unimarc S.A.	NO	Mortgage	0	10,795,669	1,057,826	1,114,818	0	0	0	0	0	0

Indirect Guaranties

There are not indirect guaranties.

24. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		31-03-04	31-03-03
Current Assets
Available	US$	123	0
Prepaid Expenses	UF	140,316	0
Receivables	US	5,745	0
Other Current Assets	Arg. Peso	457,185	500,698
Other Current Assets		$26,709,585	20,882,384
Prepaid Expenses	US$	0	0
Other Current Assets	UF	14,949	13,632
Receivables	UF	199,614	13,927
Inventories	US$	24,195	141,129
Prepaid Expenses	UF	0	62,154
Debtors from sales	US$	50,791	0
Other Current Assets	US$	321,443	0
Fixed Assets
Fixed assets		$83,128,839	93,747,208
Fixed assets	Arg, $	46,055,675	56,765,276
Other Assets
Other Assets		$10,178,367	8,360,246
Other Assets	UF	55,451	534,390
Other Assets	Arg, $	786,526	1,031,072
Related co, Notes Receivable	US$	11,687,079	13,254,840
Long-term Debtors	US$	353,829	395,935
Notes Receivable	UF	170,808	177,115
Other Assets	US$	9,246	10,973
Total Assets
	US$	12,452,451	13,802,877
	UF	581,138	801,218
	Arg, $	47,299,386	58,297,046
		$120,016,791	122,989,838

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		03-31-2004		03-31-2003		03-31-2004		03-31-2003
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Obligations with banks	UF	1,249,378	0	2,119,729	0	0	0	0	0
Obligations with banks	US$	0	0	16,760,307	0	5,417,791	9.00	2,666,906	8.00
Obligations with banks	Arg, $	17,968	0	154,.547	0	51,471	0	463,643	0
Sundry creditors	US$	31,942	0	40,595	0	105,217	0	139,300	0
Sundry creditors	US$	68,249	0	76,519	0	224,797	0	265,677	0
Sundry creditors	US$	16,245	0	2,413	0	155,043	0	0	0
Sundry creditors	UF	60,670	0	74,119	0	285	0	16,689	0
Sundry creditors	UF	32,935	0	31,083	0	0	0	0	0
Sundry creditors	UF	12,920	0	11,601	0	37,660	0	33,887	0
Sundry creditors	Non-readj $	452.240	0	392,489	0	0	0	0	0
Accounts payable	Non-readj $	19,122,363	0	19,359,847	0	0	0	0	0
Accounts payable	Arg, $	1,482,266	0	1,754,368	0	0	0	0	0
Accounts payable	US$	4,077,963	0	4,860,339	0	0	0	0	0
Notes payable	Arg, $	146,710	0	165,497	0	0	0	0	0
Notes payable	Non-readj $	4,193	0	54,224	0	0	0	0	0
Notes payable	US$	24,329	0	74,354	0	0	0	0	0
Related co, Notes & acc, Payable	Non-readj $	9,207,585	0	462,084	0	0	0	0	0
Related co, Notes & acc, Payable	US$	607,879	0	887,859	0	0	0	0	0
Related co, Notes & acc, Payable	Arg, $	0	0	508,744	0	0	0	0	0
Other liabilities	Arg, $	219,072	0	0	0	0	0	0	0
Other liabilities	US$	184,923	0	219,468	0	554,769	0	658,404	0
Other liabilities	Arg, $	0	0	216,640	0	0	0	0	0
Obligations with banks	Non-readj $	1,217,112	0	2,251,780	0	0	0	0	0
Sundry creditors	US$	0	0	189,360	0	0	0	0	0
Related co, Notes & acc, Payable	UF	86,834	0	77,072	0	257,613	0	233,788	0
Advanced incomes	US$	954,017	0	1,068,736	0	0	0	0	0
Total Current Liabilities
	UF	1,442,737		2,313,604		295,558		284,364
	US$	5,011,530		23,111,214		6,457,617		3,730,287
	Arg. $	1,866,016		2,799,796		51,471		463,643
	Non-readj $	30,957,690		23,589,160		0		0

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 03-31-2004
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	207,498	0	259,356	0	812,797	0	313,290	0
Sundry creditors	US$	11,986	0	0	0	0	0	0	0
Sundry creditors	US$	226,544	0	0	0	0	0	0	0
Sundry creditors	US$	25,611	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	ARG, $	85,325	0	0	0	0	0	0	0
Other related co, Notes & acc. payable	UF	1,301,519	0	1,503,017	0	2,642,347	0	11,465,542	0
Other long-term liabilities	US$	1,479,384	0	1,479,384	0	184,923	0	0	0
Obligations with banks	UF	1,128,753	0	1,190,062	0	0	0	0	0
Obligations with banks	ARG, $	251,418	0	143,270	0	0	0	0	0
Obligations with banks	US$	5,858,762	0	6,170,880	0	2,086,841	0	0	0
Notes payable	US$	10,700	0	0	0	0	0	0	0
	UF	2,637,770	0	2,952,435	0	3,455,144	0	11,778,832	0
	US$	7,612,987	0	7,650,264	0	2,271,764	0	0	0
	ARG, $	336,743	0	143,270	0	0	0	0	0

Long Term Liabilities Previous Period 03-31-2003
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,104,352	0	560,461	0	597,891	0	598,514	0
Obligations with banks	US$	996,876	0	1,100,743	0	2,751,858	0	275,191	0
Obligations with banks	ARG, $	129,316	0	0	0	0	0	0	0
Notes payable	ARG, $	245,532	0	0	0	0	0	0	0
Sundry creditors	UF	229,882	0	232,889	0	741,337	0	480,152	0
Sundry creditors	US$	163,957	0	0	0	0	0	0	0
Sundry creditors	US$	300,540	0	76,090	0	0	0	0	0
Related co, Notes & acc. Payable	UF	1,201,599	0	1,387,627	0	2,439,489	0	12,189,028	0
Other long-term liabilities	US$	1,755,744	0	1,755,744	0	1,097,341	0	0	0
Sundry creditors	US$	350,319	0	0	0	0	0	0	0
Sundry creditors	UF	44,385	0	15,560	0	0	0	0	0
	UF	2,580,218		2,196,657		3,778,717		13,267,694
	US$	3,567,436		2,932,577		3,849,199		275,191
	ARG, $	374,848		0		0		0

25. PENALTIES

As of March 31, 2004, doesn't exist other sanctions that affect neither to the society or their management.

26. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

27. ACCOUNTS PAYABLE

At March 31, 2004 and 2003, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:
ITEMS	2004 M$	2003 M$
Suppliers of Goods	22,603,399	23,700,671
Suppliers of Frozen	554,671	470,377
Suppliers of Transportation	42,255	49,138
Hipermarc Suppliers	1,482,266	1,754,368
Total	24,682,591	25,974,554

28. PREPAID EXPENSES

At March 31, 2004 and 2003, the breakdown of this item is the following:
ITEMS	2004 M$	2003 M$
Operating Materials	536,422	520,905
Prepaid Publicity	8,647	3,565
Prepaid insurance	140,316	60,720
Other prepaid expenses	105,478	90,391
Total	790,863	675,581

29. SHORT AND LONG TERM SUNDRY CREDITORS

At March 31, 2004 and 2003, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2004	2003	2004	2003
	M$	M$	M$	M$
Creditors for Leasing	187,738	268,385	1,604,927	1,806,605
Securities Received	42,595	31,083	0	0
Drawn and not collected checks	217,762	143,730	0	0
Computational System Financing	293,046	342,195	25,611	350,319
Other creditors (Insurance, Freight, Custom Duties)	457,242	488,339	226,544	478,187
Total	1,198,383	1,273,732	1,857,082	2,635,111

ESSENTIAL FACTS

  Essential Fact dated January 14, 2004

  Given the strong revaluation of the Chilean peso for a precipitate and not forecast decrease of the value of the dollar, the obligations of Supermercados Unimarc S.A. with the Bank Do Brazil, for approximately Ch$2.250.000.000, saw increased their expression in that foreign currency, overcoming the limits established by the Headquarters House of the saying Bank in Brasilia.

  The above-mentioned motivated a series of negotiations between the affected, Bank Do Brazil and Supermercados Unimarc S.A., in order to solve the problem, which remained full satisfaction of the parts on yesterday afternoon.

  The rising in the value of the securities of Supermercados Unimarc S.A. yesterday, that overcame in Stock Exchange to the 30%, we understand that it does not keep no relationship with these facts, but rather with the better administration that comes carrying out the Company with the new administration, or because of the actions of speculators.

  For this, we specified that no shareholders of the group controller, of more than the 80% of the securities of the Society, have bought neither sold actions of her.

  This information surrenders the public given opinion the wave of murmurs motivated by the rise, that we esteemed storm, of the actions of the Company and, at the request of the Superintendencia de Valores y Seguros regarding the situation with Bank Do Brazil.

  Essential Fact dated January 15, 2004

  The negotiations with the Bank Do Brazil, held in a convenience way for each part, finished in a successfully way on the Thursday afternoon, to whole satisfaction of the parties and without existing any illicit pressure against our society, that would had been unacceptable.

  The negotiations were motivated fundamentally in a difference arised in relation with the minor value of the dollar, that had increase in their expression in foreign currency, the contracted obligations in Chilean peso, what led to overcome the amount preset in Brasilia for the Chilean Branch of saying Brazilian Bank. For this, Supermercados Unimarc S.A. paid the amount of US$2,800,000 in cash and remained slope for March 31, the adds amount of US$1,000,000 in order to pay the exact value, according to the future behavior of the price of the dollar in Chile.

  Regarding the murmurs of press in the sense of having requested said foreign Bank the bankruptcy of our Society in the context of the referred negotiations, we could inform that we does not have no antecedent in this respect, by no means we have been notified of such eventual crime proceed, that does not agree with the Chilean legislation and less with the conduct of a state Bank from Brazil, of the prestige of the Bank Do Brazil.

  Essential Fact dated April 27, 2004

In Shareholders Ordinary Meeting entered into April 26, 2004, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

  Mr. Cristian Rosselot Mora
  Mr. Francisco Javier Errazuriz Ovalle
  Mr. Eduardo Viada Aretxabala
  Mr. Victor Hugo Cantillano Vergara
  Mr. Elias Errazuriz Errazuriz
  Mr. Ramon Mendez Cifuentes
  Mr. Juan Enrique Barriga Ugarte

REASONED ANALYSIS

1. Analysis of the General Balance Sheet

1.1 Assets

At March 31, 2004, the consolidated assets of Supermercados Unimarc S.A. amounted to ThCh$180,349,766, that is a decrease of 7.93% compared to March 2003.

The main assets that show increase during the period are:

  Short-term Notes and Accounts Receivable from Related Companies: this item shows an increase at March 2004 regarding same period of previous year, by movements of loans and invoices with some related companies and that to the closing of the present exercise they presented favor balance.

  Inventories: this item presents an increment compared with March of 2003, product of more purchases, to face the format change and increase of the selection of goods in some of our supermarkets.

  Other current assets: This increase of this item is by guaranties for import of goods.

The main decreases are:

- Notes Receivables: This item shows a decrease of 29.1% compared to March 2003, which is explained by a better management of collection.

- The Fixed Assets item presents an aggregate decrease of 14.17% compared to March 2003, explained by the sale of assets by what is described in 4.1 of these analysis.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of March 31, 2004 amounted to ThCh$180,349,766 which represents a decrease of 7.93% compared to March 2003.

This is mainly due to the decrease of 23.82% of the Short and Long Term Obligations with Banks and Financial Institutions as a consequence of the service of these financial debts during this period. The accounts payable also present a decrease compare with same period of the year 2003 notwithstanding a related company notes and accounts payable show an increase.

1.3 Current Liquidity

The index of liquidity is from 0.61 times to March 31, 2004, that represents an increase as compare with March and December of 2003. This is due to the current liabilities decrease, especially the accounts payable and obligations with banks and financial institutions, while the current assets presents an increment in the present exercise.

1.4 Acid Ratio

This ratio was 0.34 times at March 31, 2004, whereas at March and December 2003 it was 0.20 and 0.33 times, respectively. This index variation is explained by the decrease of current liabilities respect to the current assets, which increase in the present exercise.

1.5 Indebtedness Ratio

At March 31, 2004 this ratio is 0.89 times, which is presented with an increase when comparing it with March and December 2003, in spite of the decrease of the items obligations with banks and financial institutions of short-term and long-term, and of the accounts payable.

1.6 Short-term and Long-term Debt versus Total Debt

The index of short-term debt over total debt was 54.3% in 2004 and 63.2% at March 2003. The decrease in this index is explained by the classification change of Obligations with Banks and Financial Institutions from the short-term to the long-term, because of credit with Bank Boston was restructured. For that reason, in this period increased long-term obligations with banks.

1.7 Coverage of Financial Expenses

The consolidated coverage index at March 31, 2004 is lower if compared to March of the previous period. This variation is explained by the aggregate loss in the income for this period, and a decrease in these expenses.

2. Income Analysis

During the period as of March 31, 2004, the company evidenced a loss of ThCh$3,236,084 which represents a decrease if is compared to the income at March of 2003. This is due to negative operational and non-operational result.

2.1 Trading Income

The trading income for Supermercados Unimarc S.A. and affiliates at March of 2004 was ThCh$28,543,236, that is an decrease if is compared to March of 2003. The above is due to the hard competition that there is in the industry of supermarkets, what has caused a decrease in the sale in some of our supermarkets.

2.2 Operating cost

At March 2004, the costs rose to ThCh$22,080,138, which represents a decrease of 0.08%, as a percentage of the Income from Operation, if is compared to results at March 2003.

2.3 Trading Margin

The trading margin as of March 2004 was ThCh$6,463,098, that is 6.4% lower if compared to the ThCh$6,905,152 evidenced at March of 2003. As a percentage of income, the margin of operation rises from 22.58% since March 2003 to 22.64% at March 2004.

2.4 Administrative and Sales Expenses

At March 2004 the administrative and sales expenses were ThCh$7,716,753 as compared to the ThCh$7,833,607 of March of 2003, that represents an increase of 5.6%, as per cent of operating income.

    Operating Income

The operating income to March of 2004 reached at -ThCh$1,253,655, lower than the result of March 2003, that was
-ThCh$928,405, explained by the lower sales in the present quarterly.

2.6 Non Operating Income

The non-operating income as of March of 2004 was -ThCh$1,923,795, decrease respect to March 2003 caused by the other non-operating income outside of the exploitation.

2.7 Financial Expenses

The financial expenses of the company in the present period show a decrease if compared to March of year 2003, this reflects the decrease of the financial debt.

2.8 EBITDA

The EBITDA to March of 2004 is smaller to the one registered to same period of the previous year that it is explained by the smallest global result exercise.

2.9 Profit (Loss) before Tax

The result to March of 2004 is Loss regarding March of 2003, that is explained for the result global negative of the present exercise.

3. Cash Flow Statement Analysis

The final cash balance as of March 31, 2004 and 2003 was ThCh$403,814 and ThCh$348,391, respectively.

	2004 ThCh$	2003 ThCh$
Cash Flow from operating activities	-3,447,420	-222,847
Cash Flow from financing activities	1,487,877	-803,339
Cash Flow for Investment activities	1,366,051	-606,440
Effect of inflation on cash and cash equivalents	4,316	141,372
Opening balance	992,990	1,839,645
Final balance of cash and cash equivalent	403,814	348,391

The decrease in the activities of the operation to March of 2004 regarding the previous year is explained by a smaller collection in debtors for sales and to a bigger payment in the item other paid expenses.

The variation of the financing flow when comparing both exercises is mainly for the obtaining of other loans of related companies.

The flow for investment activities demonstrates fundamentally the sale of fixed asset.

4. Activity and Analysis of the Differences of Book and Economic Values of the Main Assets.

The company's total consolidated assets are comprised 71.63% by Fixed Assets, 5.56% by Accounts Receivable from Related Companies on a short term basis and 6.70% corresponding to Inventories.

For the assets collected from Related Companies, there is no doubt in the payment of 100% of these debts. The Fixed Assets are presented at their acquisition cost, corrected on a monetary basis, and linear depreciation on the basis of the years of useful life in each group of assets, according to legal dispositions that have instructed by the Servicio de Impuestos Internos (Internal Revenue Service). Concerning the inventories, they are presented at their average weighed cost. The values so determined do not exceed their net realization values.

4.1 Investments and Disposals.

During the period under analysis certain disposals and investments were made in some fixed assets according to the following breakdown:

In this period some investments were made in Machinery and Equipment, and facilities for the remodeling of several stores of our supermarket chain.

The main disposals in the period were:

  Sale of real estate called Land San Pablo in the borough of Santiago

  Sale of real estate called Land Talca in the borough of Talca

  Sale of real estate called Land Cerro Colorado in the borough of Las Condes

  Sale of real 85% estate called Land La Cisterna in the borough of La Cisterna

  Sale of real estate called Vina San Martin in the borough of Vina del Mar.

4.2 Inventory Turnover.

At March 31, 2004 the inventory turnover is 1.95 times and 2.11 times as compared to the same period in the previous year.

4.3 Inventory Permanence.

At March 31, 2004 the inventory permanence is 46.14 days and on the last period of the previous year it was 42.56 days.

5. Profitability Analysis

5.1 Profitability of the Equity.

At March 31, 2004 this profitability is -3.3% whereas for identical period of the previous year it is -2.0%. This reflects the decrease in the aggregate result for this period.

5.2 Profitability of the Assets.

In this period the profitability of the assets is -1.8% whereas for the same period in the previous year it is
-1.1%, which reflects the result as of March 31, 2004.

5.3 Performance of the Operating Assets

The performance of these assets as of March 31, 2004 is -7.7%, which represents an decrease if compared to March 31, of the previous year, which was -5.4%. This is due to the decrease in the operating income of this period, notwithstanding the decrease in the average assets.

The asset accounts considered in this analysis are: Debtors from sales, Receivables, Sundry debtors, Inventories, Recoverable Taxes and Prepaid Expenses.

5.4 Profit per share

The profit per share as of March 31, 2004 was -$2.56 per share, where for identical period in year 2003 it was -$1,69 per share. This is explained by the deterioration in the result of the present exercise.

5.5 Return on Dividends

In the period ending March 31, 2004 no dividends were distributed. The unit share value as of March 31, 2004 and 2003 is $11.90 and $12.0 respectively.

  Markets in which it participates and the competition that it faces and relative participation.

  The sector supermarkets of Chile are compound mainly for the chains D&S with the marks Lider and Carrefour; Cencosud with the marks Jumbo, Las Brisas and Santa Isabel; San Francisco; Unimarc; Rendic and Montecarlo, all those that contain 66% of the market.

  According to the information surrendered by the National Institute of Statistical, INE, the sales of the sector increased 8.4% between January and March of the present year regarding same period of 2003. The variation in twelve months is of 1.1%, and according to the INE all the regions showed increases in the real sales in the first trimester of the year.

  Annually, the industry of the supermarkets moves around US$4,500 millions, market that is highly concentrated. By way of example, D&S and Cencosud they have 54.6% participation on the whole and a considerable increase is observed in its positions. Alone last year, D&S increased in almost 3 points its market share with the purchase of Carrefour, while Cencosud almost duplicated its participation with Santa Isabel's purchase and after Las Brisas.

  It is as well as the Industry is leadership for the chain of supermarkets D&S with 33.8% of the sales and 68 supermarkets. The second participant of the industry is Cencosud, with 20.8% of the sales in the year 2004, the third participant is San Francisco, while Supermercados Unimarc occupy the fourth participation place with 3.0% of the sales and 40 supermarkets in the whole country.

  In the Metropolitan Region, Supermercados Unimarc have 25 supermarkets and it participates with 4.5% of the sales, while D&S participates with 45.1% of the sales of the region and Cencosud makes it with 29.4% of the market.

  For these days Unimarc continues with its recovery process that includes the remodeling of all its supermarkets, process that was concluded recently in Chillan and it will continue extending to other supermarkets of the chain in what subtracts of the year.

  Market Risk Analysis.

In the national environment, the monthly growth in the economic activity measured by the IMACEC index, registered positive enough figures during the first quarterly of the year 2004, reaching 4.2% of growth what is quite good and it affects the sales of the supermarkets positively.

The prices in the market, measured by the IPC, they have not registered big variations, arriving to March to 0.4%. This is encouraging for the consumers who their wages are not diminished that which gives them security and trust, making more attractive the consumption for them.

On the other hand, the unemployment at national level arrived to 8.1%. These indexes are a clear sign of positive tendency that will impact in the consumption of people affecting the sector retail positively and particularly to the industry of the supermarkets.

7.1. Risk of Interest Rate and Variation in the Exchange Rate.

From this perspective the company maintains debts at an average rate of 4.81%, which is comprised of 15.04% in domestic currency and 84.96% in foreign currency, mainly U.S. dollars.

Supermercados Unimarc S.A. does not have financial derivative contracts enabling to reduce the exchange rate risk or the fluctuation in the interest rates.

From the point of view of results we may state the Supermercados Unimarc S.A. operating income in foreign currency represents 1.49% of the total Operating Income, which is comprised of 68.41% by Argentinean pesos, from the operating income of our Argentinean affiliate Supermercados Hipermarc S.A. and 31.59% corresponding to U.S. dollars from exports of our Chilean affiliate Interagro Comercio y Ganado S.A.

The Operating Costs in foreign currency represent 0.66% of the total Operating Costs of Supermercados Unimarc S.A. and correspond 100% to Argentinean pesos, as the costs of our affiliate Interagro Comercio y Ganado S.A. are denominated to Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As March 31, 2004
ASSETS	31-Mar-04	31-Dic-03	30-Sep-03	31-Mar-03

Available	403,913	695,724	309,689	348,491
Term Deposits	0	295,850	238,675	0
Net Negotiable Securities	0	0	0	0
Trade Debtors (Net)	1,378,128	1,423,894	1,217,100	1,343,564
Notes Receivable (Net)	1,739,776	2,129,116	2,587,947	2,454,116
Sundry Debtors (Net)	227,616	72,393	219,655	147,668
Related Co. Bills receivables and Debtors	10,036,185	7,610,278	7,052,906	5,562,229
Inventories (Net)	12,093,087	11,528,614	11,341,918	10,547,719
Recoverable Taxes	841,438	795,830	377,678	444,729
Prepaid Expenses	790,863	774,731	855,161	675,581
Deferred Taxes	0	0	0	0
Other Current Assets	412,940	105,034	80,466	89,827
Total Current Assets	27,923,946	25,431,464	24,281,195	21,613,924

Land	38,852,603	38,985,110	39,769,080	45,423,106
Construction and Infrastructure Works	56,374,899	56,407,167	61,028,816	65,893,966
Machinery and Equipment	22,241,743	22,472,022	22,033,941	22,250,265
Other Fixed Assets	35,485,753	35,136,250	36,475,800	37,547,919

Depreciation (Less)	-23,770,484	-22,627,257	-22,039,020	-20,602,772
Total Fixed Assets	129,184,514	130,373,292	137,268,617	150,512,484

Investment in Related Companies	1,177	1,176	0	0
Investments in other companies	0	0	0	0
Lower Value of Investments	14,742,712	15,054,822	15,366,425	15,931,167
Higher Value of Investments (less)	-36,859	-37,919	-38,978	-45,659
Long - Term Debtors	524,637	524,134	571,416	573,050
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	6,528,414	6,532,377	5,344,504	5,033,205
Intangibles	10,657	10,379	11,025	11,809
Amortization (Less)	0	0	0	0
Other	1,470,568	1,539,554	1,762,666	2,260,999
Total Other Assets	23,241,306	23,624,523	23,017,058	23,764,571

Total Assets	180,349,766	179,429,279	184,566,870	195,890,979

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As March 31, 2004
LIABILITIES	31-Mar-04	31-Dic-03	30-Sep-03	31-Mar-03
Short -Term Obligation Banks & Financial Inst.	4,450,983	5,963,354	6,244,148	23,020,686
Obligation with Banks & Financial Inst. L/T Portion	3,502,737	3,344,777	3,313,648	1,396,226
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	24,682,591	22,980,140	24,788,341	25,974,554
Notes Payable	175,232	159,163	174,383	294,075
Sundry Creditors	1,198,383	1,789,855	1,029,484	1,273,732
Related Co. Notes and Accounts Payable	10,159,912	6,265,883	3,624,244	2,169,547
Provisions	442,230	479,071	618,281	458,955
Withholdings	390,146	501,170	364,373	382,856
Income Tax	164,260	153,052	68,019	215,457
Income Received in Advance	739,692	708,997	787,612	891,190
Deferred Taxes	176,453	145,007	220,451	213,199
Other Current Liabilities	0	0	1,580	1,591
Total Current Liabilities	46,082,619	42,490,469	41,234,564	56,292,068
Obligations with Banks & Financial Inst.	16,829,986	17,186,028	19,616,031	8,115,202
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	10,700	0	0	245,532
Sundry Creditors	1,857,082	2,066,239	2,410,069	2,635,111
Related Co. Notes and Account Payable.	16,997,750	17,017,685	17,100,740	17,217,743
Provisions	0	0	0	0
Other Long -Term Current Liabilities	3,143,691	3,190,487	3,741,156	4,608,828
Total Long -Term Liabilities	38,839,209	39,460,439	42,867,996	32,822,416
Minority Interest	20,346	21,568	21,444	76,829
Paid-in Capital	56,432,718	56,150,554	55,482,860	55,873,978
Capital Revaluation Reserves	-282,164	0	665,795	279,370
Share premium	28,720,307	28,720,307	28,719,335	28,721,736
Other Reserves	-3,064,047	-4,250,921	-921,796	2,896,289
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	13,600,778	16,836,863	16,496,672	18,928,293
Future Dividends Reserves	0	0	0	0
Accumulated Profits	16,836,862	21,064,972	21,064,260	21,066,020
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	-3,236,084	-4,228,109	-4,567,588	-2,137,727
Interim Dividends (less)	0	0	0	0
Total Equity	95,407,592	97,456,803	100,442,866	106,699,666
Total Liabilities	180,349,766	179,429,279	184,566,870	195,890,979

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As March 31, 2004
INCOME STATEMENT	31-Mar-04	31-Dic-03	30-Sep-03	31-Mar-03

Trading Income	28,543,236	126,906,246	94,371,377	30,583,058
Operating costs	-22,080,138	-99,931,127	-73,277,110	-23,677,906
Trading Margin	6,463,098	26,975,119	21,094,267	6,905,152
Adm. and Sales Expenses	-7,716,753	-31,518,536	-23,765,545	-7,833,607
Operating Results	-1,253,655	-4,543,417	-2,671,278	-928,455
Financial Income	23,255	69,376	62,499	14,568
Related Co. Invest. Profits	2	0	0	62
Other non-operating income	566,068	1,337,744	1,025,969	709,232
Related Comp. Invest. Losses	0	-1,868	-1,526	0
Lower Value Invest. Amortization	-312,110	-2,063,786	-1,750,038	-339,388
Financial Expenses	-859,211	-3,162,091	-2,353,530	-939,090
Other non-operating expenses	-1,055,438	-278,214	-224,981	-16,791
Price-level restatement	-218,160	138,530	149,643	51,837
Exchange rate differences	-68,201	2,084,557	201,323	-569,631
Non-Trading Income	-1,923,795	-1,875,752	-2,890,641	-1,089,201
Profit Before Tax	-3,177,450	-6,419,169	-5,561,919	-2,017,656
Income Tax	-61,449	1,375,561	179,927	-124,216
Consolidated (Loss) Profit	-3,238,899	-5,043,608	-5,381,992	-2,141,872
Minority Interest	1,754	4,756	6,345	3,078
Net (Loss) Profit	-3,237,145	-5,038,852	-5,375,647	-2,138,794
Higher Value Invest. Amortization	1,061	810,743	808,059	1,067
Profits (Loss) of the Period	-3,236,084	-4,228,109	-4,567,588	-2,137,727

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As March 31, 2004
FINANCIAL RATIOS	31-Mar-04	31-Dic-03	30-Sep-03	31-Mar-03
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	-2.56	-3.35	-3.62	-1.69
Book Value ($)	75.61	77.23	79.60	84.56